NANOFLEX POWER CORPORATION

17207 N. Perimeter Drive, Suite 210

Scottsdale, Arizona 85255

November 1, 2016

VIA EDGAR AND FEDEX

John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation and Finance

Office of Manufacturing and Construction

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NanoFlex Power Corporation (the “Company” or “NanoFlex”)
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 18, 2016
File No. 333-187308

Dear Mr. Cash,

On behalf of NanoFlex Power Corporation (the “Company” or “NanoFlex”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) this response to your comment letter dated October 24, 2016, (the “Comment Letter”). The numbered paragraph below corresponds to the numbered comment in the Comment Letter with the staff’s comments presented in italics.

Comment #1:

Business, Page 4

1. In future filings, please file the Joint Development Agreement with SolAero Technologies Corp. as an exhibit and describe the material terms of the agreement in the report. See Item 601(b)(10) of Regulation S-K.

Response:

The Company determined that the Joint Development Agreement with SolAero Technologies Corp. (“SolAero”) (the “Agreement”) is not material and therefore not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company considered Item 601(b)(10)(i) and (ii) of Regulation S-K when determining the materiality of the Agreement, and concluded that the Agreement was not a material agreement because it was entered into in the ordinary course of business for the Company and it does not fall into any of the specified categories requiring filing as an exhibit set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K requires that every contract “not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” is required to be filed as an exhibit. Item 601(b)(10)(ii) of Regulation S-K goes on to state that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more” specified categories contained in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K, “in which case it shall be filed except where immaterial in amount or significance.” Therefore, if a contract is in the ordinary course of business and does not fall into the specified categories contained in (A) through (D) of Item 601(b)(10)(ii), then it is not required to be filed as an exhibit under Item 601(b)(10).

The Agreement with SolAero provides for the parties to explore the joint development of Gallium Arsenide (“GaAs”) solar cells utilizing the Company’s manufacturing processes for GaAs based solar cells in conjunction with SolAero's solar cell technologies with the goal of developing new GaAs based solar cells using both the Company’s and SolAero’s technologies. Further the Agreement contemplates that if the development of new GaAs based SolAero cells is successful, that the Company and SolAero will consider entering into a license agreement with SolAero for a non-exclusive license to use the Company’s processes in SolAero’s manufacturing.

The Company is engaged in the development, commercialization, and licensing of advanced configuration solar technologies. The Agreement falls directly into the Company’s ordinary course of business as it involves an agreement to work on the development of solar technologies using both the Company’s and SolAero’s technologies. Since it is the Company’s business to develop solar technologies, it logically follows that an agreement to develop such solar technologies would be in the ordinary course of business for the Company.

In considering whether to file the Agreement as an exhibit, the Company determined that because the Company’s business is to develop, commercialize and license advance solar technologies, that the Agreement with SolAero to develop such solar technologies falls into the ordinary course of business for the Company.

Further, the Company has determined that the Agreement does not fall into any of the specified categories requiring filing as an exhibit set forth in (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K.

Item 601(b)(10)(ii)(A) of Regulation S-K pertains to agreements to which “directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price.” The Agreement does not fall into this category, as none of the parties listed above are parties to the Agreement.

2

Item 601(b)(10)(ii)(B) of Regulation S-K pertains to any “contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.”

The Agreement does not fall into this category, as the Company’s business is not substantially dependent on the Agreement. The Company’s business of developing, commercialization, and licensing of solar technologies is not substantially dependent on one Agreement which may or may not result in a license agreement.

Further the Company’s manufacturing processes for GaAs based solar cells that SolAero can use under the Agreement is not one on which the Company’s business depends on to a material extent. The Company is also engaged in developing its OPV technologies, not just the GaAs technologies, and the Company’s business operations are not dependent to a material extent on the GaAs technologies as the Company seeks to develop, commercialize and license both OPV and GaAs technologies. Since the Company is able to continue to conduct its business regardless of the existence of the Agreement, the Agreement is not one on which the Company’s business substantially depends.

Item 601(b)(10)(ii)(C) of Regulation S-K pertains to any “contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis.” The Agreement does not fall into this category, as the Agreement does not call for the acquisition or sale of any property, plant or equipment.

Item 601(b)(10)(ii)(D) of Regulation S-K pertains to any “material lease under which a part of the property described in the registration statement or report is held by the registrant.” The Agreement does not fall into this category, as the Agreement does not involve any material lease.

Comment #2:

Controls and Procedures, Page 32

2. In future filings, please identify which version, 1992 or 2013, of the COSO framework you used to evaluate the effectiveness of the company’s internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

Response:

The Company will do so. As of December 31, 2015, management assessed the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (“2013”) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission and SEC guidance on conducting such assessments.

3

Comment #3:

Exhibits, Page 43

3. In future filings, please file the employment agreement with Mark Tobin.

Response:

The Company will do so. A copy of the employment agreement with Mark Tobin was filed as Exhibit 10.1 to the Company’s Quarterly Report for the period ending September 30, 2015 filed with the Commission on November 13, 2015.

Comment #4:

4. In future filings, please ensure that the exhibits filed or incorporated by reference into your reports is accurately reflected in the exhibit list. For example, exhibits 10.15 and 10.16 purport to be consulting agreement and a conversion agreement but appear to be a note conversion agreement and a subsidiary list respectively.

Response:

The Company will do so. The descriptions of the location for Exhibit 10.15 and Exhibit 10.16 were incorrectly reflected in the exhibit list due to an accidental oversight.

Furthermore, we hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please direct them to the undersigned.

Very truly yours,

By:	/s/Mark R. Tobin
Name:	Mark R. Tobin
Title:	Chief Financial Officer